UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the "Company") dated August 29, 2012: Star Bulk Carriers Corp. Reports Financial Results for the Second Quarter and First Half 2012 and Declares Quarterly Dividend of $0.015 per Share

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND FIRST HALF 2012

AND DECLARES QUARTERLY DIVIDEND OF $0.015 PER SHARE

ATHENS, GREECE, August 29, 2012 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that its Board of Directors declared a cash dividend of $0.015 per outstanding share of the Company's common stock for the three months ended June 30, 2012. The dividend is payable on or about September 18, 2012, to shareholders of record as of September 10, 2012. The Company also announced today its unaudited financial and operating results for the quarter ended June 30, 2012 and first half 2012.

Spyros Capralos, President and CEO of Star Bulk commented: "This quarter was one of the most challenging for our industry. The extremely weak freight environment and the off-hire related to the grounding and repairs of the Star Polaris negatively impacted Star Bulk’s performance this quarter.

We are pleased to have chartered-out the majority of our capesize vessels at above market levels. Our cost optimization strategy continues to produce tangible results, at a time when it is most needed. Operational efficiency is one of the most important assets for a company – especially during times of low freight rates.

Star Bulk’s Board of Directors has decided to reward the company’s shareholders with a quarterly dividend of $0.015 per share. This is the Company’s thirteenth consecutive dividend payment after the company reinstated it in 2009.

We remain optimistic on the long-term outlook for the dry bulk industry, especially as we move past this year’s extraordinarily high fleet growth. We expect 2012 to be a year of record high vessel deliveries. We are pleased that the majority of our Capesize vessels are chartered at above-market levels and to major reputable charterers and are thus, to a certain extent, immune to the current adverse freight environment. We continue to have confidence that demand for dry bulk commodities and dry bulk shipping from major developing countries will continue growing at healthy rates. We believe that Star Bulk’s operational efficiency puts the company among the better-positioned companies in the dry bulk industry that can overcome the challenge of low freight rates.”

Simos Spyrou, Chief Financial Officer of Star Bulk commented: "As of today, our outstanding debt amounts to $235.1 million with $8.9 million in principal repayment due for the remainder 2012. The Company has no scheduled balloon payments up until the fourth quarter of 2016. Our cash position yesterday stood at $38.6 million.

Despite the fact that our average vessel size for the second quarter 2012 increased by 39% in DWT terms compared to the same period last year, our daily operating expenses actually decreased by 11%, from $5,609 to $4,976.

I believe Star Bulk we will manage to find opportunities to further optimize our operational efficiency and grow our fleet.”

Fleet Profile (As of August 29, 2012)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,546	2011
Star Sigma	Capesize	184,403	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Total	14	1,475,005

Second Quarter 2012 and 2011 Results

For the quarter ended June 30, 2012, total voyage revenues amounted to $21.7 million compared to $22.7 million for the quarter ended June 30, 2011. Operating loss amounted to $2.7 million for the quarter ended June 30, 2012 compared to operating income of $2.4 million for the quarter ended June 30, 2011. Net loss for the second quarter of 2012 amounted to $4.6 million or $0.056 loss per share calculated on 81,256,749 weighted average number of shares, basic and diluted. Net income for the second quarter of 2011 amounted to $1.7 million or $0.03 income per share calculated on 63,364,120 and 63,466,580 weighted average number of shares basic and diluted, respectively.

The second quarter of 2012 net loss figure includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $1.6 million or $0.02 per basic and diluted share, associated with time charters attached to vessels acquired in 2011, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $0.1 million or $0.001 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

Excluding these non-cash items, net loss for the second quarter of 2012 would amount to $2.9 million or $0.04 loss per basic and diluted share.

The second quarter of 2011 net income figure includes the following non-cash items:

•

Expenses of $0.5 million or $0.008 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

•

An unrealized loss of $0.05 million associated with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the second quarter of 2011 would amount to $2.3 million or $0.04 earnings per basic and diluted share.

Adjusted EBITDA for the second quarter of 2012 and 2011 excluding the above items was $8.4 million and $15.1 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 14.0 and 11.0 vessels were owned and operated during the second quarter of 2012 and the second quarter of 2011, respectively, earning an average Time Charter Equivalent, (“TCE”) rate of $14,628 per day and $18,664 per day, respectively. We refer you to the information under the heading “Summary of Selected Data” later in this earnings release for further information regarding our calculation of TCE rates.

For the quarter ended June 30, 2012, vessel operating expenses totaled $6.7 million compared to $5.6 million for the same period of 2011. This increase is mainly due to the fact that the average number of vessels increased to 14.0 during the three months ended June 30, 2012 compared to 11.0 during the same period in 2011.

For the quarter ended June 30, 2012, dry-docking expenses totaled $0.9 million compared to $0.5 million for the quarter ended June 30, 2011. This increase is mainly due to the fact that one of our capesize vessels Star Mega underwent a periodic dry-docking survey in late June 2012. The amount of $0.9 million refers to a portion of the dry-docking cost for this vessel, which is estimated to reach $2.4 million in total. During the second quarter of 2011, one of our supramax vessels underwent for a dry-docking survey, with a total cost of $0.5 million.

Voyage expenses increased to $5.3 million for the quarter ended June 30, 2012 from $4.4 million for the quarter ended June 30, 2011. During the three months ended June 30, 2012, two of our vessels were under voyage charter agreements while during the three months ended June 2011 none of our vessels were under voyage charter agreement. The revenue earned from the respective voyage charter agreements was $4.7 million. An amount of $3.4 million included in voyage expenses during the second quarter of 2011 relates to the chartering-in a third party vessel to serve a shipment under a Contract of Affreightment (COA). The revenue earned from the COA, for the quarter ended June 30, 2011, amounted to $3.5 million.

General and administrative expenses decreased by $0.7 million, to $2.1 million during the quarter ended June 30, 2012 compared to $2.9 million during the quarter ended June 30, 2011. This decrease was mainly due to lower stock based compensation expenses by $0.4 million in the second quarter of 2012 compared to the same period in 2011. In addition the general and administrative expenses for the three months ended June 30, 2011 included a non-recurring severance payment of $0.5 million, to our former Chief Financial Officer (CFO) who resigned as our CFO and from our Board of Directors on August 31, 2011, pursuant to the terms of his employment and consultancy agreements.

Other operational gain amounting to $9.2 million during the quarter ended June 30, 2011 includes non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.2 million regarding a hull and machinery claim. During the second quarter of 2012, no other operational gain was recorded.

Other operational loss amounting to $4.1 million during the second quarter of 2011, refers to the payment made by the Company to a third party, pursuant to the terms of the agreement that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims. The payment of $4.1 million was made in connection with the settlement of the $9.0 million commercial claim described in Other operational gain above. No other operational loss was recorded during the quarter ended June 30, 2012.

First Half 2012 and 2011 Results

For the first half of 2012, total voyage revenues amounted to $49.7 million compared to $52.2 million for the first half of 2011. This decrease was mainly due to lower charter rates for some of our vessels during 2012 compared to same period of 2011.In addition the total voyage revenues for the six month period ended June 30, 2012 are affected by the vessel’s Star Polaris grounding which resulted to an off-hire period of 48 days equating to a $0.8 million loss of revenue.

Operating loss amounted to $0.5 million for the first half of 2012 compared to operating income of $5.1 million for the first half of 2011. Net loss for the first half of 2012 amounted to $4.5 million representing $0.055 loss per basic and diluted share calculated on 80,780,384 weighted average number of shares, basic and diluted. Net income for the first half of 2011 amounted to $3.4 million representing $0.053 earnings per basic share calculated on 63,364,120 and 63,438,838 weighted average number of shares, basic and diluted, respectively.

The first half 2012 net income figure includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $3.2 million or $0.04 per basic and diluted share, associated with time charters attached to vessels acquired in 2011, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $1.4 million or $0.02 per basic and diluted share relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

•

Loss on sale of vessel of $3.2 million or $0.04 per basic and diluted share in connection with the sale of vessel Star Ypsilon that took place in first quarter of 2012.

•

An unrealized gain of $0.1 million or $0.001 per basic and diluted share associated with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items, net income for the first half of 2012 would amount to $3.2 million or $0.04 income per basic and diluted share.

The first half 2011net income figure includes the following non-cash items:

•

An increase of revenue of $0.5 million or $0.007 per basic and diluted share, representing write off of remaining balance of deferred revenue related to fair value of below market acquired time charters attached to vessels acquired due to early redelivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenue and $0.3 million is included under Gain on time charter agreement termination.

•

Expenses of $0.6 million or $0.01 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.05 million associated with the mark to market valuation of the Company’s derivatives.

Excluding these non-cash items from net income for the first half of 2011 would amount to $3.6 million or $0.06 earnings per basic and diluted share.

Adjusted EBITDA for six months ended June 30, 2012 and 2011 was $26.4 million and $29.3 million respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

An average of 14.4 and 11.0 vessels were owned and operated during the six-month period ended June 30, 2012 and 2011, respectively, earning an average TCE rate of $15,724 and $20,943 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Vessel operating expenses amounted to $14.2 million for the six-month period ended June 30, 2012 compared to $10.7 million for the six-month period ended June 30, 2011.The increase is mainly due to the fact that the average number of our vessels increased to 14.4 during the first half of 2012 compared to 11.0 during the same period of 2011.

Voyage expenses amounted to $14.0 million for the six-month period ended June 30, 2012 compared to $11.0 million for the six-month period ended June 30, 2011. The expense for chartering-in third party vessels to serve shipments under a Contract of Affreightment amounted to $4.1 million and $10.0 million for the six-month period ended June 30, 2012 and 2011 respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is mainly due to the fact that during the six-month period ended June 30, 2012 our vessels were under five voyage charter agreements while during the same period in 2011 none of our vessels was under voyage charter agreement. The revenue earned from the respective voyage charter agreements during the six-month period ended June 30, 2012 was $15.2 million.

General and administrative expenses were $5.3 million during the first half of 2012 compared to $7.0 million during the first half of 2011. The decrease in general and administrative expenses in six-month period ended June 30, 2012 is mainly due to the non-recurring severance payment to our former Chief Executive Officer and President and to our former CFO, in the first half of 2011, pursuant to the terms of their employment and consultancy agreements with the Company, totaling to $2.9 million offset by an increase of $0.8 million in stock based compensation expense during the first half of 2012 compared to the same period in 2011.

Gain on time charter agreement termination totaled $6.5 million for the six months ended June 30, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. Gain on time charter agreement amounting $1.8 million for the six months ended June 30, 2011 consisted of $1.2 million cash compensation in connection to early redelivery of vessel Star Omicron by its previous charterer and $0.6 non-cash gain in connection to vessel’s Star Cosmo early redelivery by its previous charterer, which relates to the write off of both the unamortized fair value of below market acquired time charter on the respective vessels’ redelivery date and the deferred revenue from the terminated time charter contract.

Loss on sale of vessel of $3.2 million represents a loss on sale of the vessel Star Ypsilon during the six-month period ended June 30, 2012. No loss on sale of vessel was recorded during the six- month period ended June 30, 2011.

Other operational gain totaled to $0.1 million during the six-month period ended June 30, 2012 representing gain from a hull and machinery claim. Other operational gain totaled to $9.2 million during the six-month period ended June 30, 2011 including non-recurring revenue of $9.0 million received from the settlement of a commercial claim and a gain of $0.2 million regarding a hull and machinery claim.

Other operational loss totaled to $4.1 million during the first half of 2011, regards the payment made by the Company to a third party pursuant to the terms of an agreement, that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The payment of $4.1 million was made in connection to the settlement of a commercial claim described in Other operational gain. No other operational loss was recorded during the first half of 2012.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in the Company’s books and records.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2012 and 2011, was $19.4 million and $24.6 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average Time Charter Equivalent (TCE) rates (see “Summary of Selected Data” below) as a result of the decline in the prevailing freight rate environment. For the six months ended June 30, 2012 the Company earned $15,724 TCE rate per day compared to $20,943 TCE rate per day for the six months ended June 30, 2011.

Net cash provided by investing activities for the six months ended June 30, 2012 was $10.6 million. Net cash used in investing activities for the six months ended June 30, 2011 was $34.8 million. For the six months ended June 30, 2012 net cash provided by investing activities consisted of the proceeds from sale of the Star Ypsilon amounting to $8.0 million, a net decrease of $1.3 million in restricted cash, insurance proceeds amounting to $1.4 million and $0.1 million regarding additions to office equipment. Net cash used in investing activities for the six months ended June 30, 2011, consisted of $33.5 million concerning installments related to the Company's two newbuildings and $5.2 million related to 10% advance given for the acquisition of vessels Star Big, which was delivered to the Company on July 26, 2011 and Star Mega which was delivered to the Company on August 16, 2011, offset by a net decrease in restricted cash amounting to $3.1 million and insurance proceeds amounting to $0.8 million.

Net cash used in financing activities for the six months ended June 30, 2012 was $27.3 million. Net cash provided by financing activities for the six months ended June 30, 2011 was $4.8 million. For the six months ended June 30, 2012, net cash used in financing activities consisted of loan installment payments amounting to $24.0 million, cash dividend payments of $2.4 million, and $0.9 million paid for the repurchase of 925,957 shares under the terms of the existing share re-purchase plan. For the six months ended June 30, 2011, net cash provided by financing activities consisted of loan installment payments amounting to $20.3 million, cash dividend payments of $6.4 million, financing fees amounting to $0.6 million offset by proceeds from the new loan facility amounting to $32.1 million which relates to the acquisition of the Company's two newbuildings Star Borealis and Star Polaris.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	June 30, 2012	June 30, 2011
Average number of vessels (1)	14.0	11.0
Number of vessels (as of the last day of the periods reported)	14	11
Average age of operational fleet (in years) (2)	10.3	10.9
Ownership days (3)	1,274	1,001
Available days (4)	1,252	989
Voyage days for fleet (5)	1,230	980
Fleet utilization (6)	98.2%	99.1%
Average per-day TCE rate (7)	14,628	$18,664

	6 months ended	6 months ended
	June 30, 2012	June 30, 2011
Average number of vessels (1)	14.4	11.0
Number of vessels (as of the last day of the periods reported)	14	11
Average age of operational fleet (in years) (2)	10.3	10.9
Ownership days (3)	2,616	1,991
Available days (4)	2,547	1,967
Voyage days for fleet (5)	2,468	1,957
Fleet utilization (6)	96.9%	99.5%
Average per-day TCE rate (7)	15,724	$20,943

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Average age of operational fleet is calculated as at June 30, 2012 and 2011, respectively.

(3)

Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended June 30, 2012	3 months ended June 30, 2011	6 months ended June 30, 2012	6 months ended June 30, 2011

Revenues:
Voyage revenues	21,733	22,678	49,670	52,185
Management fee income	69	-	137	-
	21,802	22,678	49,807	52,185

Expenses:
Voyage expenses	(5,324)	(4,387)	(14,029)	(11,021)
Vessel operating expenses	(6,678)	(5,553)	(14,169)	(10,671)
Dry-docking expenses	(930)	(517)	(1,026)	(1,358)
Depreciation	(9,426)	(12,069)	(19,197)	(24,009)
Management fees	-	-	-	(54)
Gain on derivative instruments	-	21	64	21
General and administrative expenses	(2,134)	(2,858)	(5,337)	(7,014)
Gain/(loss) on time charter agreement termination	-	(65)	6,454	1,806
Loss on sale of vessel	(2)	-	(3,164)	-
Other operational gain	-	9,240	140	9,240
Other operational loss	-	(4,050)	-	(4,050)
Operating (loss)/ income	(2,692)	2,440	(457)	5,075

Interest and finance costs	(1,978)	(922)	(4,142)	(2,041)
Interest income	116	184	139	346
Total other expenses, net	(1,862)	(738)	(4,003)	(1,695)

Net (loss) / income	(4,554)	1,702	(4,460)	3,380

Loss/ earnings per share, basic	(0.056)	0.027	(0.055)	0.053
Loss/ earnings per share, diluted	(0.056)	0.027	(0.055)	0.053
Weighted average number of shares outstanding, basic	81,256,749	63,364,120	80,780,384	63,364,120
Weighted average number of shares outstanding, diluted	81,256,749	63,466,580	80,780,384	63,438,838

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	June 30, 2012	December 31, 2011
Cash and restricted cash(*)	21,811	19,231
Other current assets	8,365	12,166
TOTAL CURRENT ASSETS	30,176	31,397

Fixed assets, net	608,238	638,532
Restricted cash(*)	24,124	25,524
Fair value of above market acquired time charter	17,532	20,699
Other non-current assets	1,519	1,776
TOTAL ASSETS	681,589	717,928

Current portion of long-term debt	37,579	34,674
Other current liabilities	11,452	17,480
TOTAL CURRENT LIABILITIES	49,031	52,154

Long-term debt	204,534	231,466
Other non-current liabilities	146	95
TOTAL LIABILITIES	253,711	283,715

STOCKHOLDERS' EQUITY	427,878	434,213

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	681,589	717,928

(*)

As of June 30, 2012 we had $45,935 thousands in cash which included $17,731 thousands free cash and $28,204 thousands restricted cash. Restricted cash consisted of $14,204 thousands deposited in pledged accounts and of $14,000 thousands minimum liquidity required by Company’s loan agreements.

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	6 months ended June 30, 2012	6 months ended June 30, 2011

Net cash provided by operating activities	19,354	24,580

Net cash provided by/ (used in) investing activities	10,609	(34,847)

Net cash (used in)/provided by financing activities	(27,304)	4,760

EBITDA and Adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, (“U.S. GAAP”), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts, non-cash gain or loss related to early time charter termination, non-cash gain or loss related to sale of vessel, change in fair value of derivatives and stock -based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company’s fleet.

The following unaudited table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended June 30, 2012	3 months ended June 30, 2011	6 months ended June 30, 2012	6 months ended June 30, 2011
Net cash provided by operating activities	7,291	15,086	19,354	24,580
Net (decrease)/increase in current assets	(730)	(3,170)	(2,744)	2,011
Net decrease in operating liabilities, excluding current portion of long term debt	106	2,267	5,946	945
Amortization of fair value of above/below market acquired time charter agreements	(1,583)	-	(3,167)	452
Other non-cash charges	(20)	(7)	(51)	(5)
Amortization of deferred finance charges	(121)	(80)	(257)	(157)
Stock – based compensation	(71)	(516)	(1,402)	(628)
Change in fair value of derivatives	-	(49)	82	(49)
Total other expenses, net	1,862	738	4,003	1,695
Loss on sale of vessel	-		(3,164)	-
Gain from Hull & Machinery claim received	-	240	140	240
EBITDA	6,734	14,509	18,740	29,084
Less:
Amortization of fair value of below market acquired time charter agreements	-	-	-	(452)
Change in fair value of derivatives	-	-	(82)	-
Plus:

Amortization of fair value of above market acquired time charter agreements	1,583	-	3,167	-

Stock-based compensation	71	516	1,402	628

Loss on sale of vessel	-	-	3,164	-
Change in fair value of derivatives	-	49	-	49
Adjusted EBITDA	8,388	15,074	26,391	29,309

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results today, Wednesday, August 29, 2012, at 11:00 a.m. Eastern Daylight Time (EDT).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until September 5, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fourteen dry bulk carriers. The total fleet consists of six Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,475,005 deadweight tons. The average age of our current operating fleet is approximately 10.3 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: August 31, 2012	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President